                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                          Title of Class of Securities

                                   751203-10-0
                                   -----------
                                 (CUSIP Number)

                                Andrew F. Puzder
                             Chief Executive Officer

                      Santa Barbara Restaurant Group, Inc.
                          3916 State Street, Suite 300
                             Santa Barbara, CA 93105

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement. [x]

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                                  SCHEDULE 13D

CUSIP NO.: 801328100

(1)         NAME OF REPORTING PERSON:
            Santa Barbara Restaurant Group, Inc.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
            IRS No.  33-0403086

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)         [   ]
            (b)         [ x ]

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS: WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)         SOLE VOTING POWER:                              2,408,874 (1)(2)

(8)         SHARED VOTING POWER:                                    0

(9)         SOLE DISPOSITIVE POWER:                         2,408,874 (1)

(10)        SHARED DISPOSITIVE POWER:                               0

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON: 2,408,874 (1)

(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                 [  ]

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.2% (2)

(14)        TYPE OF REPORTING PERSON:                                   CO

-------------------------
(1) Mr. William P. Foley, II, owns 4.7% of the outstanding common stock of Santa Barbara Restaurant Group, and he is Chairman of the Board of Santa Barbara Restaurant Group. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Santa Barbara Restaurant Group. Mr. Foley disclaims beneficial ownership of any of the Rally's shares of Common Stock held by Santa Barbara Restaurant Group, Inc.

(2) Based upon 29,330,385 shares of Common Stock outstanding as of October 6, 1998, as reported by Rally's in its Form 10-Q for the quarterly period then ended.


ITEM 1.  SECURITY AND ISSUER.

            The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.10 per share (the "Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its


                                  Page 2 of 6

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principal executive offices located at 14255 49th Street N., Building No. 1,
Suite 101, Clearwater, Florida 33762.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement is being filed by Santa Barbara Restaurant Group, Inc., a Delaware corporation ("SBRG"). Mr. William P. Foley, II, is the Chairman of the Board of both SBRG and the Company, and he owns 4.7% of the outstanding shares of common stock of SBRG. Mr. Foley is a "controlling person" of SBRG and Rally's Hamburgers, Inc. The disclosure of this information shall not be construed as an admission that Mr. Foley is the beneficial owner of any of the Common Stock owned by SBRG either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes and such beneficial ownership is expressly disclaimed. The principal executive offices of Santa Barbara Restaurant Group, Inc. are located at 3916 State Street, Santa Barbara, California 93105.

            Information regarding the directors and executive officers of SBRG is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of SBRG are citizens of the United States.

            During the last five years, neither SBRG, nor, to the best knowledge of SBRG, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The 2,408,874 shares of common stock to which this Statement relates were purchased by SBRG from Fidelity National Financial ("FNF") on December 31, 1998 at the closing price of Rally's common stock in December 31, 1998 ($.5625) for 2,478,000 shares of SBRG common stock on December 31, 1998 ($3.8125) and the receipt of 274,900 shares of CKE Restaurants, Inc. common stock which was held by FNF.

ITEM 4.   PURPOSE OF TRANSACTION

            The purpose of the transaction is the consolidation of restaurant investments previously made by FNF in SBRG, a company in the quick services restaurant industry in which FNF has a significant investment.

            Item 6 of this Schedule 13D describes certain rights and obligations of SBRG, relating to control over the management and policies of the Company, which description is incorporated herein by reference.

            Except as otherwise described herein, SBRG has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            As of the close of business on December 31, 1998, SBRG beneficially owns 2,408,874 shares of Common Stock which constitutes 8.2% of the outstanding shares of Common Stock (based on 29,330,385 shares of Common Stock outstanding as of October 6, 1998 as reported by Rally's in its Form 10-Q for the quarterly period then ended).


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            Except as described in Schedule I, neither SBRG, nor, to the best knowledge of SBRG, any of the persons referred to in Schedule I attached hereto beneficially own any shares of Rally's Common Stock.

            SBRG has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by it.

            SBRG has the sole right to receive or the power to direct the receipt of dividends from , or the proceeds from the sale of, the Common Stock beneficially owned by it.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8,  1999                        SANTA BARBARA RESTAURANT GROUP, INC.



                                        By:       /s/ M'LISS JONES KANE
                                             --------------------------------
                                             M'Liss Jones Kane
                                             Senior Vice President, Corporate
                                             Counsel and Corporate Secretary

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              THE REPORTING PERSON

            The names, present principal occupations, business addresses and stock ownership in Rally's of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of Santa Barbara Restaurant Group, Inc. (the "Reporting Person). Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the specified Reporting Person. Each of the named individuals is a citizen of the United States.

DIRECTORS
---------

William P. Foley, II                                              2.2%
Fidelity National Financial, Inc.
3916 State Street, Suite 300
Santa Barbara, CA 93105

Andrew F. Puzder                                                   *
Fidelity National Financial, Inc.
3916 State Street, Suite 300
Santa Barbara, CA 93105

T. Anthony Gregory                                                 *
25651 Paseo De La Paz
San Juan Capistrano, CA 92675

Frank P. Willey                                                    *
Fidelity National Financial, Inc.
3916 State Street, Suite 300
Santa Barbara, CA 93105

Bruce H. Haglund                                                   *
Gibson, Haglund & Johnson
2 Park Plaza, Suite 450
Irvine, CA 92614

C. Thomas Thompson                                                1.8%
CKE Restaurants, Inc.
1200 North Harbor Boulevard
Anaheim, CA 92803

Dermot Rowland                                                     *
Timber Lodge Steakhouse, Inc.
4021 Vernon Avenue South
St. Louis Park, MN 55416

EXECUTIVE OFFICERS
------------------

William P. Foley, II   Chairman of the Board                      2.2%
Andrew F. Puzder       Chief Executive Officer                     *
Nicholas J. Caddeo     Chief Operating Officer                     *
Ted Abajian            Chief Financial Officer, Chief
                       Accounting Officer and
                       Executive Vice President                    *


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Carl A. Strunk         Executive Vice President - Finance          *
Michael Murphy         Senior Vice President and General Counsel   *
M'Liss Jones Kane      Senior Vice President, Corporate Counsel
                       and Corporate Secretary                     *
Gary R. Nelson         Treasurer                                   *


Less than 1%


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